UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

MARATHON PATENT GROUP, INC.
(Name of Issuer)

Common Stock, par value $.0001 per share
(Title of Class of Securities)

56585W302
(CUSIP Number)

Merrick Okamoto Chief Executive Officer Marathon Patent Group, Inc. 1180 N Town Center Drive, Suite 100 Las Vegas, NV 89144 (702) 945-2773
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 12, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 56585W302

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Merrick Okamoto
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
US
NUMBER OF	7	SOLE VOTING POWER:
SHARES		2,500,000
BENEFICIALLY	8	SHARED VOTING POWER:
OWNED BY		87,500 (1)
EACH	9	SOLE DISPOSITIVE POWER:
REPORTING		2,500,000
PERSON	10	SHARED DISPOSITIVE POWER:
WITH		87,500 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,587,500 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.2% (1)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1) Merrick Okamoto has shared voting and investment power over First Stage Capital, Inc. which holds 87,500 shares of Common Stock and beneficially owns 2,500,000 vested shares of common stock underlying options issued pursuant to the Company’s 2018 Equity Incentive Plan issued October 12, 2018 exercisable within 60 days. Based upon 25,519,940 shares of Common Stock issued and outstanding as reported on the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2018 filed August 14, 2018.

CUSIP No. 98484T105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
First Stage Capital, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
US
NUMBER OF	7	SOLE VOTING POWER:
SHARES		87,500
BENEFICIALLY	8	SHARED VOTING POWER:
OWNED BY		2,500,000 (1)
EACH	9	SOLE DISPOSITIVE POWER:
REPORTING		87,500
PERSON	10	SHARED DISPOSITIVE POWER:
WITH		2,500,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,587,500 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.2% (1)
14	TYPE OF REPORTING PERSON (See Instructions)
CO

(1) Merrick Okamoto has shared voting and investment power over First Stage Capital, Inc. which holds 87,500 shares of Common Stock and beneficially owns 2,500,000 vested shares of common stock underlying options issued pursuant to the Company’s 2018 Equity Incentive Plan issued October 12, 2018 exercisable within 60 days. Based upon 25,519,940 shares of Common Stock issued and outstanding as reported on the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2018 filed August 14, 2018.

Item 1. Security and Issuer

The title and class of equity securities to which this Schedule 13D relates is common stock, par value $0.0001 per share (the “Common Stock”), of Marathon Patent Group, Inc., a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1180 N. Town Center Drive, Suite 100, Las Vegas, NV 89144.

Item 2. Identity and Background

(a) This statement is being filed by Merrick Okamoto and First Stage Capital, Inc. (collectively, the “Reporting Persons”).

(b) The Reporting Person Merrick Okamoto business address is c/o Marathon Patent Group, Inc., 1180 N. Town Center Drive, Suite 100, Las Vegas, NV 89144 and First Stage Capital, Inc. is 930 Tahoe Blvd, Suite 802-24, Incline Village, NV 89451

(c) The Reporting Person is the Chairman and Chief Executive Officer of the Issuer (Merrick Okamoto).

(d) During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) The Reporting Persons are citizens of the United States.

Item 3. Source and Amount of Funds or Other Considerations

The 2,587,500 shares of the Common Stock, $0.0001 par value of the Issuer (“Common Stock”) beneficially owned by the Reporting Persons include: (i) 87,500 shares of vested restricted Common Stock issued September 27, 2017 and (ii) options to purchase 2,500,000 shares of Common Stock that are currently exercisable or will become exercisable within sixty (60) days of the date hereof. The restricted Common Stock was issued under the Issuer’s 2017 Equity Incentive Plan and the options were issued under the Issuer’s 2018 Equity Incentive Plan as compensation for his services as a director and officer of the Issuer.

Item 4. Purpose of Transaction

All of the Issuer’s securities owned by the Reporting Persons have been acquired for investment purposes only. Except as set forth above, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time, review or reconsider their positions with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5. Interest in Securities of the Issuer

(a) The Reporting Persons are the beneficial owners of 2,587,500 shares representing 9.2% of the Issuer’s outstanding Common Stock based on 25,519,940 shares of Common Stock outstanding as of August 14, 2018, as reported on the Issuer’s quarterly report on Form 10-Q for the quarter ended June 30, 2018, filed on August 14, 2018. The Reporting Person’s ownership includes 87,500 shares of Common Stock indirectly and 2,500,000 stock options that are currently exercisable or will become exercisable within sixty (60) days of the date hereof.

(b) The Reporting Persons have the sole power to vote or control the vote and dispose or control the disposition of all 2,587,500 shares, including the stock options. An additional 2,500,000 stock options have not vested and are subject to certain restrictions and are not currently exercisable and will not become exercisable within sixty (60) days of the date hereof, although they may be accelerated following a change of control and in certain other circumstances under the Employment Agreement entered between the Issuer and Merrick Okamoto dated October 11, 2018.

(c) Not applicable.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the Reporting Person’s shares of common stock reported in Item 5(a).

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described herein relative to the Employment Agreement by and between the Issuer and Merrick Okamoto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities.

Item 7. Material to Be Filed as Exhibits

Exhibit Number	Description

99.1	Joint Filing Agreement with Merrick Okamoto and First Stage Capital, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 15, 2018	/s/ Merrick Okamoto
Merrick Okamoto

Dated: October 15, 2018	FIRST STAGE CAPITAL, INC.

	By:	/s/ Merrick Okamoto
Merrick Okamoto, Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1	Joint Filing Agreement with Merrick Okamoto and First Stage Capital, Inc.